KONECRANES®
Lifting Businesses™

07028726

RECEIVED

2007 DEC 20 A 11:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

28 November, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 18 July, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

Paul Lönnfors
IR Manager

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

FILE 82-4297

RECEIVED
2007 DEC 20 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in the holding of Fidelity International Limited (FIL) and its direct and indirect subsidiaries of the paid up share capital of Konecranes Plc.

On 22 November, 2007 FIL and its direct and indirect subsidiaries were in possession of 2,970,165 Konecranes shares. This holding corresponds to 4.88 % of the share capital and voting rights of Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
Accident Rehab & CMP-GLB Ex-US	73 600	0.12
FMT GL Row	50 500	0.08
Deutsche Arzte - Row	11 800	0.02
British Energy Gen GRP - Row	23 700	0.04
Church Comm For England - Row	54 500	0.09
Chevron Texaco UK PNS PL-Row	22 600	0.04
Co-Operative GRP Pens - RW	34 000	0.06
East Sussex Cnty Council - Row	56 300	0.09
European Equity MKT Neut Long	20 809	0.03
Fidelity European Values Plc	395 700	0.65
Fidelity Aus Select Global Small Cap Fd	1 100	0.00
Fidelity Select Global Eq Fund	2 200	0.00
FERP - Industrials Pilot Fund	999	0.00
Australia - Funds SA	24 000	0.04
FID Poc Pan Euro Conc (PS) PLT	386	0.00
IBM Denm Select - Global Ex-US	9 800	0.02
NPC Trust - Active 1 - Row	54 500	0.09
STC Intl Equity Fund - Row	40 100	0.07
Braunschweig Insurance Rw	8 800	0.01
Fidelity Intl FD - Pep Europe	27 000	0.04
SGE MM Row	24 100	0.04
SPH - Select Europe	90 300	0.15
SPMS - Select Europe	46 000	0.08
Unilever (Superann) Ireland - Row	23 800	0.04
VGH Hannover RW	8 300	0.01
Fid Instl Select Europe Eq Fd	39 200	0.06
Fidelity European Fund	1 826 071	3.00
TOTAL	2 970 165	4.88

On the basis of a previous announcement, Fidelity International Limited and its direct and indirect subsidiaries were in possession of 5.29 % of the share capital and the voting rights of Konecranes Plc on 10 August, 2007.

Konecranes has a total of 60 844 580 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES APPOINTS JAANA RINNE AS DIRECTOR, TALENT MANAGEMENT

Jaana Rinne, M.Sc. (Econ.), has been appointed Director, Talent Management and member of the Group Executive Board at Konecranes Plc. Ms Rinne will be responsible for all human resources matters, including competence development and administration. Ms Rinne will take up her new position on December 4, 2007.

Ms Rinne moves to her new duties from the position of Director, Human Resources at Business Area Service. Ms Rinne has worked for the company since 1986, during 1986-1997 with different duties in finance and since 1997 in human resources, first in Business Area Standard Lifting and since 2004 in Service.

"Jaana Rinne's extensive experience of our organization and strong track record in her previous duties provide her with outstanding potential for developing our personnel" says Konecranes Group President and CEO Pekka Lundmark.

Peggy Hansson, Director, Competence Development and member of the Konecranes Group Executive Board, has informed the company that she will leave her position in February 2008.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Pekka Lundmark, President & CEO, tel. +358 20 427 2000

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

RECEIVED
2007 DEC 20 A 11:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

KONECRANES IR CALENDAR 2008 FILE 82-4297

All events are indicated in Finnish time (EET).

Financial Statements 2007	February 8, 2008 10.00 a.m.
Annual Report 2007	Week starting on February 25, 2008
Record date for the AGM	March 3, 2008
Notice of participation in the AGM	March 10, 2008 (No later than)
Annual General Meeting 2008	March 13, 2008
First quarter results	April 29, 2008 10.00 a.m.
Second quarter results	July 30, 2008 10.00 a.m.
Third quarter results	October 29, 2008 10.00 a.m.

Quarterly Results Briefing for Financial Analysts and Press
A presentation for financial analysts and media will be held on each day of the result publication at 12.00 noon EET.

Quarterly Results Webcast
There will be a live webcast of the results briefing available at www.konecranes.com including the opportunity to join the Q&A session.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
Helsinki Stock Exchange
Media

SHARE SUBSRIPTION UNDER KONECRANES' STOCK OPTIONS

FILE 82-4297

A total of 134,200 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	6,000	6.5175
1999 B-series	2,800	8.25
2001 B-series	42,400	8.50
2003 B-series	22,000	5.405
2003 C-series	61,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 60,978,780 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on December 20, 2007. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about December 21, 2007.

The remaining outstanding stock options entitle to subscription of 2,100,040 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END